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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Xomed Surgical Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   98412V 10 7
                                 --------------
                                 (CUSIP Number)


                                  July 20, 1998
                                  -------------
                                November 4, 1998
                                ----------------
             (Dates of Events Which Require Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 9 Pages
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CUSIP No. 98412V 10 7 13G                                      Page 2 of 9 Pages

        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Investors, L.P.

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [x]

        3  SEC USE ONLY


        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                         5  SOLE VOTING POWER

                            -0-

     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,745,376
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                         8  SHARED DISPOSITIVE POWER

                            1,745,376

        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,745,376

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.4%

       12  TYPE OF REPORTING PERSON*

           PN



                      *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 98412V 10 7 13G                                      Page 3 of 9 Pages

        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus & Co.

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [x]

        3  SEC USE ONLY


        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

                         5  SOLE VOTING POWER

                            -0-

     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,838,787
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                         8  SHARED DISPOSITIVE POWER

                            1,838,787

        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,838,787

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.2%

       12  TYPE OF REPORTING PERSON*

           PN



                      *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 98412V 10 7 13G                                      Page 4 of 9 Pages

        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [x]

        3  SEC USE ONLY


        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

                         5  SOLE VOTING POWER

                            -0-

     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,745,376
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                         8  SHARED DISPOSITIVE POWER

                            1,745,376

        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,745,376

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.4%

       12  TYPE OF REPORTING PERSON*

           OO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).          Name of Issuer:

                    Xomed Surgical Products, Inc. (the "Issuer")

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    6743 Southpoint Drive North
                    Jacksonville, Florida 32216

Items 2(a)          Name of Person Filing; Address of Principal
and (b).            Business Office:

                    This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPI. WP, as the sole general partner of WPI, has a 20% interest in the profits of WPI. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

                    WPI and EMW LLC have shared ownership and voting dispositive power with respect to 1,745,376 shares of Common Stock (as defined below). WP has shared ownership and voting dispositive power with respect to 1,838,787 shares of Common Stock. The number of shares of Common Stock reflected above takes into account the Issuer's 3-for-2 stock split on November 30, 1998.

Item 2(c).          Citizenship:

                    Not Applicable

Item 2(d).          Title of Class of Securities:

                    Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e).          CUSIP Number:

                    98412V 10 7


                                  5 of 9 pages
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                    Item 3. If this statement is filed pursuant to ss.ss.
                    240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing as a:

                    (a)[ ] Broker or dealer registered under section 15 of
                           the Act (15 U.S.C. 78o).
                    (b)[ ] Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).
                    (c)[ ] Insurance company as defined in section 3(a)(19)
                           of the Act (15 U.S.C. 78c).
                    (d)[ ] Investment company registered under section 8 of
                           the Investment Company Act of 1940 (15 U.S.C. 80a-8).
                    (e)[ ] An investment adviser in accordance with ss.
                           240.13d-1(b)(1)(ii)(E).
                    (f)[ ] An employee benefit plan or endowment fund in
                           accordance with ss. 240.13d-1(b)(1)(ii)(F).
                    (g)[ ] A parent holding company or control person in
                           accordance with ss. 240.13d-1(b)(1)(ii)(G).
                    (h)[ ] A savings association as defined in Section 3(b)
                           of the Federal Deposit Insurance Act
                           (12 U.S.C. 1813).
                    (i)[ ] A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
                    (j)[ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J). If this statement is filed pursuant to ss. 240.13d-1(c), check this box [ ].

                    Not Applicable

Item 4.             Ownership:

                    Warburg Pincus Investors, L.P.

                    (a) Amount beneficially owned: 1,745,376 shares of Common Stock, as of November 30, 1998.

                    (b) Percent of Class: 14.4%

                    (c) (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 1,745,376
                        (iii) Sole power to dispose of or direct the disposition
                              of: -0-
                        (iv)  Shared power to dispose of or direct the
                              disposition of: 1,745,376


                                  6 of 9 pages
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                    Warburg Pincus & Co.

                    (a) Amount beneficially owned: 1,838,787 shares of Common Stock, as of November 30, 1998.

                    (b) Percent of Class: 15.2%

                    (c) (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 1,838,787
                        (iii) Sole power to dispose of or direct the disposition
                              of: -0-
                        (iv)  Shared power to dispose of or direct the
                              disposition of: 1,838,787

                    E.M. Warburg Pincus & Co., LLC

                    (a) Amount beneficially owned: 1,745,376 shares of Common Stock, as of November 30, 1998.

                    (b) Percent of Class: 14.4%

                    (c) (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 1,745,376
                        (iii) Sole power to dispose of or direct the disposition
                              of: -0-
                        (iv)  Shared power to dispose of or direct the
                              disposition of: 1,745,376

Item 5.             Ownership of Five Percent or Less of a Class:

                    Not Applicable

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person:

                    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                    Not Applicable

Item 8.             Identification and Classification of Members of the Group:

                    Not Applicable


                                  7 of 9 pages
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Item 9.             Notice of Dissolution of Group:

                    Not Applicable

Item 10.            Certification:

                    Not Applicable








































                                  8 of 9 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1998


                                 WARBURG, PINCUS INVESTORS, L.P.

                                 By:  Warburg, Pincus & Co., General Partner


                                 By:  /s/ Stephen Distler
                                      Stephen Distler, Partner



                                 WARBURG, PINCUS & CO.


                                 By:  /s/ Stephen Distler
                                      Stephen Distler, Partner


                                E.M. WARBURG, PINCUS & CO., LLC


                                By:  /s/ Stephen Distler
                                     Stephen Distler, Member

















                                  9 of 9 Pages